SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT

TO RULE 13d-2(a)

(Amendment No. 5)*

National American University Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

132863127

(CUSIP Number)

J. Todd Sherman

c/o Camden Partners Holdings, LLC

500 East Pratt Street

Suite 1200

Baltimore, Maryland 21202

(410)878-6800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 12)

CUSIP No. 132863127	13D	Page 2 of 12 Pages

1.	NAMES OF REPORTING PERSONS Camden Partners Strategic Fund III, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,207,642
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,207,642
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,207,642
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.8%
14.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 132863127	13D	Page 3 of 12 Pages

1.	NAMES OF REPORTING PERSONS Camden Partners Strategic Fund III-A, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,207,642
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,207,642
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,207,642
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.8%
14.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 132863127	13D	Page 4 of 12 Pages

1.	NAMES OF REPORTING PERSONS Camden Partners Strategic III, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,207,642
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,207,642
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,207,642
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.8%
14.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 132863127	13D	Page 5 of 12 Pages

1.	NAMES OF REPORTING PERSONS Camden Partners Strategic Manager, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,207,642
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,207,642
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,207,642
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.8%
14.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 132863127	13D	Page 6 of 12 Pages

1.	NAMES OF REPORTING PERSONS David L. Warnock
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,207,642
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,207,642
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,207,642
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.8%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 132863127	13D	Page 7 of 12 Pages

1.	NAMES OF REPORTING PERSONS Donald W. Hughes
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,207,642
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,207,642
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,207,642
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.8%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 132863127	13D	Page 8 of 12 Pages

This Amendment No. 5 (this “Amendment No. 5”) amends and supplements the statement on Schedule 13D (the “Original 13D”) filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on February 14, 2008, as amended and supplemented by Amendment No. 1 filed with the SEC on October 7, 2009 (“Amendment No. 1”), Amendment No. 2 filed with the SEC on November 5, 2009 (“Amendment No. 2”), Amendment No. 3 filed with the SEC on November 24, 2009 (“Amendment No. 3”) and Amendment No. 4 filed with the SEC on December 2, 2009 (collectively with the Original 13D, Amendment No. 1, Amendment No. 2 and Amendment No. 3, the “Statement”). All capitalized terms used herein and not otherwise defined herein have the respective meanings ascribed to such terms in the Statement.

ITEM 2.	Identity and Background.

The Statement is hereby amended and supplemented by amending and restating Item 2 thereof as set forth below:

(a) The names of the persons filing this statement are Camden Partners Strategic Fund III, L.P. (“Fund III”), Camden Partners Strategic Fund III-A, L.P. (“Fund III-A”), Camden Partners Strategic III, LLC (“Strategic III”), Camden Partners Strategic Manager, LLC (“Strategic Manager”), David L. Warnock (“Warnock”) and Donald W. Hughes (“Hughes”, and collectively with Fund III, Fund III-A, Strategic III, Strategic Manager and Warnock, the “Reporting Persons”).

Strategic III is the sole general partner of each of Fund III and Fund III-A. Strategic Manager is the sole manager of Strategic III. Warnock and Hughes are the managing members of Strategic Manager.

Since Amendment No. 4, Richard M. Johnston and Richard M. Berkeley have retired and accordingly are no longer included as reporting persons herein. Camden Learning, LLC (“CLLLC”) was dissolved in January 2014 and the underlying securities were distributed to Fund III and Fund III-A pro rata pursuant to their underlying ownership interests in CLLLC. Since CLLLC has been dissolved, it is no longer included as a reporting person herein.

(b) The address of the principal business office of each Reporting Person is c/o Camden Partners Holdings, LLC, 500 East Pratt Street, Suite 1200, Baltimore, Maryland 21202.

(c) The principal business of each of Fund III and Fund III-A is investing in securities. The principal business of Strategic III is serving as the sole general partner of each of Fund III and Fund III-A. The principal business of Strategic Manager is serving as the sole manager of Strategic III.

The principal occupation of each of Warnock and Hughes is to act as an officer, director, member, managing member, general partner or limited partner, as applicable, of corporations, partnerships or limited liability companies, as the case may be, some of which may be deemed to be affiliates of, or may provide management services to, Fund III, Fund III-A, Strategic III and Strategic Manager. Warnock and Hughes are parties to written employment agreements with Camden Partners Holdings, LLC, a Delaware limited liability company (“Camden Holdings”), which provides management services to Fund III, Fund III-A, Strategic III and Strategic Manager and is an investment adviser registered under the Investment Advisor Act of 1940, as amended. Warnock serves as a Director of the Issuer. The address of Camden Holdings is as set forth above in section (b) of this Item 2.

CUSIP No. 132863127	13D	Page 9 of 12 Pages

(d)-(e) During the last five years, no Reporting Person (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of Strategic III and Strategic Manager is a Delaware limited liability company. Each of Fund III and Fund III-A is a Delaware limited partnership. Each of Warnock and Hughes is a citizen of the United States of America.

ITEM 3.	Source and Amount of Funds or Other Consideration.

The Statement is hereby amended and supplemented by adding the following to the end of Item 3 thereof:

200,000 shares of Common Stock reported by the Reporting Persons in this Amendment No. 5 were purchased by CLLLC in an option exercise for an aggregate purchase price of $630,000.000. CLLLC purchased such shares on May 16, 2013 for a per share purchase price of $3.15. The funds used by CLLLC to purchase such additional shares were contributed to the working capital of CLLLC by Fund III and Fund III-A out of the respective working capital of Fund III and Fund III-A. Fund III and Fund III-A received such funds in the form of investments by their respective limited partners, and such shares were distributed to Fund III and Fund III-A upon the dissolution of CLLLC.

5,634 shares of Common Stock reported by the Reporting Persons in this Amendment No. 5 were issued to Mr. Warnock in a restricted stock grant from the Issuer on October 20, 2013. Mr. Warnock received such shares as compensation for his service as a Director of the Issuer. Pursuant to an agreement between Mr. Warnock and certain of the Reporting Persons, such Reporting Persons have been granted voting and investment rights with respect to the shares held by Mr. Warnock.

2,559 shares of Common Stock reported by the Reporting Persons in this Amendment No. 5 were issued to Camden Holdings in a restricted stock grant from the Issuer on October 29, 2013. Camden Holdings received such shares as compensation for Mr. Warnock’s service as a Director of the Issuer.

ITEM 5.	Interest in Securities of the Issuer.

The Statement is hereby amended and supplemented by amending and restating Item 5 thereof as set forth below:

(a)-(b) Fund III is the record owner of 2,111,691 shares of Common Stock, Fund III-A is the record owner of 87,758 shares of Common Stock, Camden Holdings is the record owner of 2,559 shares of Common Stock and Mr. Warnock is the record owner of 5,634 shares of Common Stock, representing beneficial ownership of the Reporting Persons of approximately 8.8% of the Issuer’s issued and outstanding shares of Common Stock (based on 25,108,562 shares of Common Stock issued and outstanding as of December 31, 2013, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the SEC on January 10, 2014).

CUSIP No. 132863127	13D	Page 10 of 12 Pages

ITEM 7.	Material to be Filed as Exhibits.

Item 7 of the Statement is hereby amended and supplemented by adding the following documents as Exhibits to the Statement and filing such documents herewith.

Exhibit No.	Description

12	Power of Attorney for Donald W. Hughes.

13	Power of Attorney for David L. Warnock.

99.1	Agreement of Joint Filing among the Reporting Persons.

CUSIP No. 132863127	13D	Page 11 of 12 Pages

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Amendment is true, complete and correct.

Dated: March 5, 2014

Camden Partners Strategic Fund III, L.P.

By:	Camden Partners Strategic III, LLC
Its:	General Partner

By:	Camden Partners Strategic Manager, LLC
Its:	Managing Member

By:	/s/ J. Todd Sherman
J. Todd Sherman
Managing Member

Camden Partners Strategic Fund III-A, L.P.

By:	Camden Partners Strategic III, LLC
Its:	General Partner

By:	Camden Partners Strategic Manager, LLC
Its:	Managing Member

By:	/s/ J. Todd Sherman
J. Todd Sherman
Managing Member

Camden Partners Strategic III, LLC

By:	Camden Partners Strategic Manager, LLC
Its:	Managing Member

By:	/s/ J. Todd Sherman
J. Todd Sherman
Managing Member

CUSIP No. 132863127	13D	Page 12 of 12 Pages

Camden Partners Strategic Manager, LLC

By:	/s/ J. Todd Sherman
J. Todd Sherman
Managing Member

/s/ J. Todd Sherman
J. Todd Sherman, as Attorney-in-Fact for Donald W. Hughes

/s/ J. Todd Sherman
J. Todd Sherman, as Attorney-in-Fact for David L. Warnock